SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                              -----------------------

                                  SCHEDULE TO/A

                  Tender Offer Statement Under Section 14(D)(1)

               Or 13(E)(1) of the Securities Exchange Act of 1934

                       (Amendment No. 2 - Final Amendment)

                         CSI COMPUTER SPECIALISTS, INC.

                            (Name of Subject Company)

                                              -----------------------

                            Interactive Systems, Inc.

                              Mr. Donald C. Weymer

                       (Name of Filing Person -- Offeror)

                    Common Stock, Par Value $0.001 Per Share

                        (Title of Classes of Securities)

                                                     12631103

                      (CUSIP Number of Class of Securities)

                                              -----------------------

                                Robert V. Windley

                         CSI Computer Specialists, Inc.

                         904 Wind River Lane, Suite 100

                          Gaithersburg, Maryland 63101

                                                  (301) 921-8860

          (Name, address and telephone number of person authorized to receive notices and communications on behalf of
                          the person filing statement)

                             -----------------------

                                 With a copy to:

                Denise R. Brown, Esq.
                     Shaw Pittman

                 2300 N Street, N.W.
                 Washington, DC 20037

                    (202) 663-8000

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE
     $2,520,888                                                   $504.18

   * Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 2,520,888 shares of common stock, par value $0.001 per share (the "Common Shares"), at a price per Common Share of $1.00 cash. Such number of Common Shares represents the fully diluted number of Common Shares outstanding as of April 24, 2000, less the number of Common Shares already beneficially owned by Mr. Donald C. Weymer, Interactive Systems, Inc.'s Chief Executive Officer, President, a Director and 98% shareholder.

       [X]  Check  box if any  part of the fee is  offset  as  provided  by Rule
       0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid: $504.18 Filing Party: Interactive Systems, Inc. Form or Registration No.: Schedule TO Date Filed: April 26, 2000

       [  ]  Check  the  box  if  the  filing   relates  solely  to  preliminary
       communications made before the commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:

       [X] third-party tender offer subject to Rule 14d-1.

       [ ]  issuer tender offer subject to Rule 13e-4.

       [ ]  going-private transaction subject to Rule 13e-3.

       [ ]  amendment to Schedule 13D under Rule 13d-2.

       Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This Amendment No. 2 (the "Final Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by Interactive Systems, Inc. ("ISI") on April 26, 2000, as amended by Amendment No. 1 filed by ISI and Mr. Donald C. Weymer on May 11, 2000 (as amended, the "Schedule TO"), relating to the offer by ISI to purchase all of the outstanding shares of Common Stock, par value $0.001 per share (the "Common Shares"), of CSI Computer Specialists, Inc. (the "Company") at a purchase price of $1.00 per Common Share, net to the seller in cash (less any required withholding taxes), upon the terms and subject to the conditions set forth in the offer to purchase, dated April 26, 2000 (the "Offer to Purchase") and in the related letter of transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as amended or supplemented from time to time, collectively constitute the "Offer"), copies of which were previously filed as Exhibits (a)(1) and (a)(2) to the Schedule TO. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule TO, including the Offer to Purchase.

ITEMS 1 THROUGH 9, 11 AND 13.

         Items 1 through 9, 11 and 13 of the Schedule TO, which are incorporated by reference to the information contained in the Offer to Purchase, are hereby amended as follows:

         The Offer expired at 5:00 p.m.,  Eastern  Time,  on Wednesday,  May 24,
2000. Pursuant to the Offer, based on a report from the Depositary for the Offer, ISI and Mr. Donald C. Weymer accepted for payment 2,313,616 Common Shares. This number, together with the Common Shares that Mr. Weymer already beneficially owns, represents approximately 94% of the outstanding Common Shares. On May 25, 2000, ISI and the Company issued a press release announcing the closing of the Offer.

         The full text of the May 25, 2000 press release is attached hereto as Exhibit (a)(9) and incorporated herein by reference.

ITEM 12.  EXHIBITS.

       Item 12 is hereby amended and supplemented to include the following:

       (a)(9) Text of press release jointly issued by ISI and the Company, dated May 25, 2000.

                                                        SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 INTERACTIVE SYSTEMS, INC.

                                 By /s/ DONALD C. WEYMER

                                 Name:     Donald C. Weymer
                                 Title:   President and Chief Executive Officer

                                                    MR. DONALD C. WEYMER

                                                    /s/ DONALD C. WEYMER

Dated: May 25, 2000